Filed by The Stanley Works
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: The Black & Decker Corporation
Commission File No.: 1-01553

Integration Team Members Named
Following the exciting and historic announcement that we have agreed to combine our company with Black & Decker, I would like to take a moment to update you on our integration progress, and let you know how that may affect you in the coming weeks and months.
Acquisition integration has become a publically recognized core competency at Stanley. We have completed 56 acquisitions since 2002, and we have learned many valuable lessons that have helped us refine our process. Our integration methodology is built on people, process and value creation. It is a process that drives a culture of excellence and inclusion, and one that holds integrity, respect, and accountability above all else. It is a process that has successfully driven tangible results and one we are confident will continue to drive value for the combined Stanley Black & Decker post-merger. Fundamentally, our integration process is built on the belief that one plus one can be greater than two, and we have every reason to expect that will be the case with this integration.
The chart attached outlines the core of that process—the Integration Steering
Committee, Integration Management Office, and Integration Teams, as well as the leaders from both Stanley and Black & Decker who will direct those teams.
We have asked Brett Bontrager, President of Stanley Convergent Security
Solutions (CSS) and Vice President of Business Development, to co-chair the
Integration Management Office. Brett has successfully led several integrations and has played a role in the majority of those 56 acquisitions, including our largest to date, Facom Tools. We recognize that integrating Stanley and Black & Decker is a monumental task, so we have reorganized the Stanley CSS team under Brett to ensure that Brett and his team can focus on the task at hand while continuing to drive growth and profitability at CSS. A chart outlining the CSS organization is also appended for reference.
Tony Milando, Global Vice President, Operations for the Black & Decker Power
Tools business has been selected to co-chair the integration efforts for Black &
Decker. Tony is a global leader with a successful track record of directing numerous complex organizations including sourcing, finance and operations. His broad business experience and functional knowledge position him well to address the challenges and opportunities of the integration.
Tony and Brett will be joined in the Integration Management Office by a team of senior executives who have proven their ability to deliver results.

December 17 2009

 The Integration Management Office will include:

• Bert Davis, Senior Vice President of Business Transformation and CIO, who will be focused on Information Systems for the new combined entity and will also serve as Integration Team Leader for IT
• Lee McChesney, Chief Financial Officer of Stanley Mechanical Access
 Solutions, who will be the finance lead for the integration and will be responsible for tracking synergy achievement and costs as well as oversight of the integration of the combined finance organizations including accounting, finance, tax and treasury organizations.
• Joe Voelker, Vice President of Human Resources, who will be focused on HR initiatives and on driving HR processes at the combined companies as well as oversight of the integration of the combined human resources organizations. As part of this role, Joe will also lead communications efforts regarding integration.
2
December 17 2009
There will be 13 specific integration teams; each of these will be co-chaired by an executive of Stanley and of Black & Decker. These teams will develop the detailed plans to integrate the two companies, capture the synergies and provide the platform for future growth. In order to keep the businesses focused on their customers and on their operational and strategic commitments, the synergy teams will coordinate with, but be managed separately from, line operations.

Integration Team Leaders will include:
TEAM	STANLEY LEADER	BLACK & DECKER LEADER	TEAM	STANLEY LEADER	BLACK & DECKER LEADER
Executive Team	John Lundgren Jim Loree	Nolan Archibald	Distribution	Henk Vyncke	Joseph Shewmaker
Integration	Brett Bontrager	Tony Milando	Finance	Lee McChesney	Flor Andres
Corporate	Corbin Walburger	Gregory Repas	HR/Comms	Joe Voelker	Troy Closson
CDIY/WWPTA	Chris Harrison	Jamie Raskin	IT	Bert Davis	Will Kostelecky
Industrial (IAR)	Denise Nemchev	Kirk Stinson	Lat. America	Marti Correa	Grethel Kunkel
Emhart/SAT	Brendan Logue	Marty Schnurr	EMEA	Jamie Ritter	Mike Allan
Hardware	Robert Raff	Greg Gluchowski	Asia	Jeff Chen	Joe Linguadoca
Sourcing	Mike Prado	Vishak Sankaran

In addition, we have retained Bain & Company, who has supported hundreds of successful mergers and was involved in the successful Facom Tools integration in
2006. Bain will support the overall integration process and provide analytical support, tools, experience and objectivity as we go through this process.
Bain’s approach stands on the same three pillars on which we have founded our integration process:
• Capture the value in the transaction
• Ensure we retain the best characteristics of both companies
• Focus the integration process on key decisions to minimize distractions in the base business
The integration will be overseen by the Integration Steering Committee, which, in addition to Nolan Archibald and myself as co-chairs, will be comprised of Jim Loree,
Don Allan, Mark Mathieu, and Massimo Grassi. We will have weekly team meetings,
Integration Management Office meetings and Steering Committee meetings, and we are committed to communicating our progress to you.
While we will have dedicated integration teams, the execution of the integration plan will be carried out by the businesses and their capable teams. This integration will touch us all in some way, and while the integration team will be focused on driving the process and supporting the business leaders, many of you will be asked to contribute to our integration initiatives. Until then, however, we ask that each of you continue to focus on our customers and our core business.
Integrating our two great companies will undoubtedly be a challenging task, and there will be unanticipated pitfalls and unintended roadblocks. But the dedication and commitment to execution that you’ve shown gives us confidence that you will rise to this challenge, and you will unlock the potential value that will come from combining these two companies.
Thank you.
John Lundgren

December 17 2009

Steering Committee
Integration Management Office
Business unit teams
Functional teams
Regional Shared Services teams

8 SWK Co-Chair: Bontrager, Brett
8 BDK Co-Chair: Milando, Tony
Clean Team
8 SWK Co-Chair: Lundgren, John
8 BDK Co-Chair: Archibald, Nolan
8 Loree, Jim
8 Grassi, Massimo
8 Allan, Don
8 Mathieu, Mark
IT: Davis, Bert
Finance: McChesney, Lee
CDIY and
WWPTA
SWK: Harrison,
Chris
BDK:
Raskin, Jamie
SWK:
Raff, Robert
BDK:
Gluchowski,
Greg
SWK:
Walburger,
Corbin
BDK:
Repas, Gregory
Industrial
(IAR)
SWK: Nemchev,
Denise
BDK:
Stinson, Kirk
Sourcing SWK: Prado, Mike / BDK: Sankaran, Vishak
Finance SWK: McChesney, Lee / BDK: Andres, Flor
Distribution SWK: Vyncke, Henk / BDK: Shewmaker, Joseph
HR/Comms SWK: Voelker, Joe / BDK: Closson, Troy
IT SWK: Davis, Bert / BDK: Kostelecky, Will
Primary Shared Services Team:
EMEA Shared Services: SWK: Ritter, Jamie / BDK: Allan, Mike
Latin America Shared Services: SWK: Correa, Marti / BDK: Kunkel, Grethel
Asia Shared Services: SWK: Chen, Jeff / BDK: Linguadoca, Joe
HR/Comms: Voelker, Joe
SWK: Logue,
Brendan
BDK:
Schnurr, Marty
Emhart and
SAT
1
4
3
2
Hardware
(MAS, HHI)
Corporate

Integration Structure & Leadership

CAUTIONARY STATEMENTS

Under the Private Securities Litigation Reform Act of 1995

Statements in this document that are not historical, including but not limited to those regarding the consummation of the proposed transaction between Stanley and Black & Decker are “forward looking statements” and, as such, are subject to risk and uncertainty.

Stanley’s and Black & Decker’s ability to deliver the results as described above is based on current expectations and involves inherent risks and uncertainties, including factors listed below and other factors that could delay, divert, or change any of them, and could cause actual outcomes and results to differ materially from current expectations. In addition to the risks, uncertainties and other factors discussed in this document, the risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied in the forward looking statements include, without limitation, those set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of Stanley’s and Black & Decker’s Annual Reports on Form 10-K and any material changes thereto set forth in any subsequent Quarterly Reports on Form 10-Q, those contained in Stanley’s and Black & Decker’s other filings with the Securities and Exchange Commission, and those set forth below.

These factors include but are not limited to the risk that regulatory and stockholder approvals of the transaction are not obtained on the proposed terms and schedule; the future business operations of Stanley or Black & Decker will not be successful; the risk that the proposed transaction between Stanley and Black & Decker will not be consummated; the risk that Stanley and Black & Decker will not realize any or all of the anticipated benefits from the transaction; the risk that cost synergy, customer retention and revenue expansion goals for the transaction will not be met and that disruptions from the transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation (including with respect to the transaction) and regulatory proceedings to which Stanley or Black & Decker may be a party; pricing pressure and other changes within competitive markets; the continued consolidation of customers particularly in consumer channels; inventory management pressures on Stanley’s and Black & Decker’s customers; the impact the tightened credit markets may have on Stanley or Black & Decker or customers or suppliers; the extent to which Stanley or Black & Decker has to write off accounts receivable or assets or experiences supply chain disruptions in connection with bankruptcy filings by customers or suppliers; increasing competition; changes in laws, regulations and policies that affect Stanley or Black & Decker, including but not limited to trade, monetary, tax and fiscal policies and laws; the timing and extent of any inflation or deflation in 2009 and beyond; currency exchange fluctuations; the impact of dollar/foreign currency exchange and interest rates on the competitiveness of products and Stanley’s and Black & Decker’s debt programs; the strength of the U.S. and European economies; the extent to which world-wide markets associated with homebuilding and remodeling continue to deteriorate; the impact of events that cause or may cause disruption in Stanley’s or Black & Decker’s manufacturing, distribution and sales networks such as war, terrorist activities, and political unrest; and recessionary or expansive trends in the economies of the world in which Stanley or Black & Decker operates, including but not limited to the extent and duration of the current recession in the US economy.

Neither Stanley nor Black & Decker undertake any obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Additional Information

The proposed transaction involving Stanley and Black & Decker will be submitted to the respective stockholders of Stanley and Black & Decker for their consideration.  In connection with the proposed transaction, Stanley will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Stanley and Black & Decker that will also constitute a prospectus of Stanley.  Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, because they will contain important information.  Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Stanley and Black & Decker file with the SEC at the SEC’s website at www.sec.gov and Stanley’s website related to the transaction at www.stanleyblackanddecker.com.  In addition, these documents may be obtained from Stanley or Black & Decker free of charge by directing a request to Investor Relations, The Stanley Works, 1000 Stanley Drive, New Britain, CT 06053, or to Investor Relations, The Black & Decker Corporation, 701 E. Joppa Road, Towson, Maryland 21286, respectively.

Certain Information Regarding Participants

Stanley, Black & Decker and certain of their respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC.  Investors and security holders may obtain information regarding the names, affiliations and interests of Stanley’s directors and executive officers in Stanley’s Annual Report on Form 10-K for the year ended January 3, 2009, which was filed with the SEC on February 26, 2009, and its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 20, 2009.  Investors and security holders may obtain information regarding the names, affiliations and interests of Black & Decker’s directors and executive officers in Black & Decker’s Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 17, 2009, and its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 16, 2009.  These documents can be obtained free of charge from the sources listed above.  Additional information regarding the interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation

A registration statement relating to the securities to be issued by Stanley in the proposed transaction will be filed with the SEC, and Stanley will not issue, sell or accept offers to buy such securities prior to the time such registration statement becomes effective.  This document shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.